Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

July 29, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Thomas Jones

Re:	Erayak Power Solution Group Inc. Amendment No. 3 to Registration Statement on Form F-1 Submitted March 29, 2022 CIK No. 0001825875 File No. 333-262292

Dear Mr. Jones:

This letter is in response to your letter on July 20, 2022 in which you provided comments to the Amendment No.3 to Registration Statement on Form F-1 (the “Registration Statement”) of Erayak Power Solution Group Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on June 28, 2022. On the date hereof, the Company has submitted an Amendment No. 4 to the Registration Statement on Form F-1/A (“Form F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 3 to Registration Statement on Form F-1 filed June 28, 2022

Prospectus Summary, page 1

1.	We note your disclosure on page 5 regarding delays. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items;

●	experience higher costs due to constrained capacity or increased commodity prices or

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure on page 6 to include our expectations of how our products and operations will be affected by supply chain disruptions in light of Russia’s invasion of Ukraine. Specifically, we have not encountered or do not expect to (1) suspend the production, purchase, sale or maintenance of certain items; (2) experience higher costs due to constrained capacity or increased commodity prices or experience surges or declines in consumer demand for which we are unable to adequately adjust our supply; (3) be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or (4) be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension. We have also updated the risk factor on page 49 regarding the same matter.

2.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

RESPONSE:  We respectfully advise the Staff that we have added risk factor to state that the “Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union and other nations across the globe including those without any direct business ties to the Russian Federation” on 49 under the risk factor entitled We may face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations. The Company does not currently expect its business to be subject to such risks.

3.	Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

RESPONSE:  We respectfully advise the Staff that since the Company does not have business, operations, investments, employees, suppliers or customers in the affected regions of the Russian-Ukrainian war, the Company’s board of directors does not currently partake in overseeing risks related to such topics, other than taking the initial steps to install certain measures to increase its manufacturing capacity in response to certain sanctions in response to the war, which have been disclosed in response to the Staff’s comment No. 1.

Transfers of Cash to and from our Subsidiaries, page 6

4.	We note your disclosure that no dividend was declared. Please revise to correct inconsistencies in the disclosure in the Prospectus Summary section and throughout your filing that implies that dividends were made by subsidiaries. Please clarify the disclosure throughout your filing regarding your reliance on dividends. For example, we note your disclosure on page 6 that “We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements” with disclosure on page 6 that “The Company relies on dividends paid by its subsidiaries for its working capital and cash needs.” As another example, we note the reference in the title of the first risk factor on page 34 to “will rely on dividends” and the reference within that same risk factor to “may rely on dividends.” Please clarify whether you have received any dividends and quantity the amount.

RESPONSE:  We respectfully advise the Staff that we have revised the disclosure regarding the dividends to be consistent throughout Form F-1/A. We also further advise the Staff that we have not received any dividends from our PRC subsidiaries as of the date of this response.

You may have difficulty enforcing judgments obtained against us, page 47

5.	We note the disclosure on pages 129-130 about your officers and directors. Please revise the disclosure on page 47 to discuss, if applicable, the extent to which your directors and officers are nationals or residents of the PRC and discuss the difficulty of bringing actions against them and enforcing judgments against them. Also, revise the Risk Factors Summary section beginning on page 12 to highlight such risk.

RESPONSE:  We respectfully advise the Staff that we have expanded our disclosure on page 48 under the risk factor entitled You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws regarding difficulty of bringing action against our directors and officers, who are nationals or residents of the PRC. We have also revised the Risk Factors Summary section on page 12 to highlight such risk.

Our Business Strategies, page 84

6.	Please ensure that you have updated the disclosure throughout your filing to the extent practicable. For example, we note the reference on page 84 to “We expect to offer these new products to the market at the end of 2021.” As another example, we note the disclosure in the Related Party Transaction section beginning on page 107 of balances as of December 31, 2021.

RESPONSE:  We respectfully advise the Staff that we have updated the disclosure throughout our filing regarding our products’ status in the markets.

Exhibit Index, page II-5

7.	We note the statement on page 2 of the opinion filed as exhibit 5.1 that “there will be no further obligation of the holders of any of the Shares to make any further payment to the Company in respect of such Shares.” Please have counsel opine whether the shares are non-assessable based on the meaning of that term under U.S. law. Refer to Section II.B.1.c of Staff Legal Bulletin No. 19.

RESPONSE:  We respectfully advise the Staff that we have updated exhibit 5.1 to state that the shares are non-assessable based on the meaning of that term under U.S. law.

8.	We note the statement in the penultimate paragraph of the opinion filed as exhibit 5.2 that the “opinion is limited to the application of the Securities Act and the rules and regulations of the SEC promulgated thereunder.” The opinion must opine that the warrant is a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement, which, in this case, appears to be New York. Please have counsel revise the opinion accordingly. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

RESPONSE:  We respectfully advise the Staff that we have updated exhibit 5.2 to opine that the warrant is a binding obligation of the registrant under the law of New York.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer

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